Filed Pursuant to Rule 424(b)(3)
File No. 333-130254

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated June 12, 2006)

Spectre Gaming, Inc.

16,810,678 shares of
common stock

The information contained in this prospectus supplement amends and updates the prospectus filed on June 12, 2006 (with respect to our Post-Effective Amendment No. 2 to Form SB-2, filed on June 8, 2006), and should be read in conjunction therewith. Please keep this prospectus supplement with your final prospectus for future reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is June 28, 2006

Forward-Looking Statements

This prospectus supplement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements made in this report which are not historical in nature, including but not limited to statements using the terms “may,” “expect to,” “believe,” “should,” “anticipate,” and other language employing a future aspect, are referred to as forward-looking statements, should be viewed as uncertain and should not be relied upon. Although our management believes that the results reflected in or suggested by these forward-looking statements are reasonable, all forward-looking statements involve risks and uncertainties and our actual future results may be materially different from the expectations expressed in such forward-looking statements. In particular, all statements included herein regarding activities, events or developments that the Company expect, believe or anticipate will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and other such matters are forward-looking statements. The foregoing list is not exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements. Actual events may differ materially from those anticipated in the forward-looking statements. Important factors that may cause such a difference include those risk factors summarized above. For additional information regarding these and other factors, see the final prospectus relating to our Post-Effective Amendment to Registration Statement on Form SB-2 filed on June 8, 2006 (hereinafter referred to as the “prospectus”), and other recent filings with the SEC.

Interim Financial Statements - Quarter Ended March 31, 2006

Included in this prospectus supplement beginning at page F-1 are the interim financial statements as of and for the three month period ended March 31, 2006, including the accompanying notes thereto. These interim financial statements, which were included in our Quarterly Report on Form 10-QSB/A for the period ended March 31, 2006 (which amended Quarterly Report was filed on June 27, 2006), should be read in conjunction with the audited financial statements as of and for the year ended December 31, 2005 that were included in our prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The accompanying management’s discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Company’s audited financial statements, and notes thereto, for the fiscal year ended December 31, 2005, included in our prospectus.

Results of Operations:

Three Months Ended March 31, 2006 Compared to the Three Months Ended March 31, 2005

Revenues and Cost of Revenues. The Company’s revenues and cost of revenues from continuing operations for the three months ended March 31, 2006 and 2005 were $0 due to the fact that the Company is new to the AWP business and had no revenue producing sales. The Company expects to generate revenues and cost of revenues beginning in the three month period ending June 30, 2006.

Research and Product Development Expenses. Research and product development expenses for continuing operations for the three months ended March 31, 2006 was $540,779, compared to $0 for the three months ended March 31, 2005. The increase was due to the Company beginning development of its AWP products after the first quarter of 2005 and $250,000 of amortization of the long-term technology and distribution rights acquired from Bally Gaming. Management expects that expenditures for research and product development may increase in future quarters as the Company begins placing its AWP machines in the market an continues to develop its products.

Sales and Marketing Expenses. Sales and marketing expenses for the three months ended March 31, 2006 was $50,127, compared to $0 for the three months ended March 31, 2005. The increases in expense primarily resulted from the Company commencing operations in the AWP market after the first quarter of 2005.

 General and Administrative Expenses. General and administrative expenses from continuing operations for the three months ended March 31, 2006 was $604,618, compared to $233,395 for the three months ended March 31, 2005. The increase was due primarily to the addition of corporate staff, increased professional fees and other corporate expenses. In addition the three months ended March 31, 2006 includes $263,947 of expense related to employee stock options in connection with the adoption of FASB 123(R).

Other Expense. Other expense for the three months ended March 31, 2006 was $93,508, compared to $389,220 for the three months ended March 31, 2005. The decrease in other expense is primarily due to $344,389 of amortization of debt issuance costs and the amortization of the original issue discount related to the Company’s convertible note payable outstanding in 2005 and short-term debt, for the 2005 quarter and none in 2006. This is offset in part due to increased interest expense between the comparable quarters.

Loss From Discontinued Operations. The loss from discontinued operations was $58,920 and $616,323 for the three months ended March 31, 2006 and 2005, respectively. The decrease in loss was due to the Company’s decision to discontinue its Class II and Class III business in December, 2005, which resulted in very little activity in the 2006 quarter.

Net Loss. The Company incurred a net loss of $1,347,952 for the three months ended March 31, 2006, compared to a net loss of $1,238,938 for the three months ended March 31, 2005. The increased net loss is due primarily to the Company commencing AWP operations, offset by the losses the Company incurred from its discontinued operations in the prior period.

Liquidity and Capital Resources. The Company had negative working capital of $3,114,746 and $1,260,338 at March 31, 2006 and December 31, 2005, respectively. During the three months ended March 31, 2006, cash used in operations was $1,104,400, and the primary uses of cash were to fund the Company’s net loss associated with developing AWP products, and the payment of payables and accrued expenses. For the three months ended March 31, 2005, the cash used in operations was $1,087,867 and the primary use of cash was to fund the Company’s net loss, and acquire inventory for the Class II and Class III markets. These uses were partially offset by non-cash charges related to stock options and warrants issued for services for both periods and amortization of debt issuance costs for the 2005 period.

Cash used in investing activities was $25,936 and $65,366 for the three months ended March 31, 2006 and 2005, respectively, primarily to purchase property, equipment and leasehold improvements.

Cash used in financing activities was $107,309 and $178,017 for the three months ended March 31, 2006 and 2005, respectively. The 2006 amount included $111,284 of dividends paid on the Company’s Series B Variable Rate Convertible Preferred Stock. The 2005 amount included $140,517 of payments on notes payable.

On September 10, 2004, the Company issued two $750,000 promissory notes bearing interest at the rate of 10% per annum. One note was issued to Pandora and the other note was issued to Whitebox. The notes were payable interest only through March 10, 2005, at which time the principal was due. The notes were subsequently amended and balance of $750,000 on each note is due on September 29, 2006.

On September 23, 2005, the Company signed a term sheet with PDS Gaming for a $20 million credit facility to finance its AWP gaming equipment. The term sheet is not a definitive agreement. As currently contemplated, terms of the facility will provide that the Company may make draws in increments of a minimum of $650,000 up to $10 million. Each loan under the facility will be amortized over 36 months with interest at 13% and will be subject to the Company meeting certain financial covenants and other conditions. A 1% fee will be required to be paid at closing of the facility and a 4% fee will be required on each draw. The Company is required to pay the expenses of the lender and paid an expense advance of $22,500 in September 2005. As of May 12, 2006, the Company had not closed on the credit facility.

On May 24, 2005, the Company entered into a Redemption Technology and Supply Agreement with Bally Gaming pursuant to which the Company acquired a license for certain AWP technology from Bally Gaming, including exclusive distribution rights to that technology and follow-on exclusive distribution rights for Video Lottery Terminals (“VLT”), if VLT becomes legal. This agreement and the license last for an initial term of five years, but may be extended if the Company meets certain performance targets. Under the agreement, the Company is obligated to pay an upfront fee of $5 million. Of this amount, $2 million was paid, and the Company delivered an unsecured two-year promissory note for the remaining $3 million. The balance on the note was $2,250,000 at March 31, 2006.

Effective March 29, 2006, the Company entered into an amendment to the Redemption Technology and Supply Agreement with Bally. Under the terms of the agreement, Bally agreed to defer the $750,000 principal payment due March 29, 2006 until June 30, 2006 (subject to a 30 day extension). Subject to certain performance criteria, the $750,000 payment can be further extended along with the $750,000 payment due September 29, 2006 until December 31, 2006, at which time the total due of $1,500,000 will be due in monthly payments, including interest, over 18 months beginning January 31, 2007. Additionally, Bally agreed to apply $187,500 previously paid by the Company for game titles against future royalty payments that will be due in 2007 and 2008. Spectre further agreed to purchase 175 machines from Bally by April 30, 2006 and will purchase the next 1,825 new units from Bally for an agreed upon price. As of the date of this 10QSB/A, the Company has not completed the purchase of the 175 machines.

Pursuant to the rights included in the Certificate of Designation (as amended), the Company elected to offer shares of the Company’s common stock in lieu of a cash payment for dividends payable on April 1, 2006 to Series B Variable Rate Preferred shareholders. The Company’s board of directors approved a conversion rate of $1.10 per share. Shareholders representing 86% of the outstanding shares have elected to receive common shares in lieu of cash.

Over the next 12 months, the Company expects to spend a significant amount on capital equipment purchases primarily for AWP machines, and for such purpose expects to seek financing to purchase such equipment.

The Company anticipates that it will expend significant resources in 2006 acquiring machines to be placed in amusement centers on either a fixed lease or a participation basis. Once placed in service these machines are transferred to fixed assets. In addition, the Company expects that research and product development, sales and marketing, and general and administrative expenses will also increase as the Company adds additional personnel and incurs other costs associated with placing and marketing its AWP products and for other corporate purposes.

Management believes that its cash should be sufficient to satisfy its cash requirements at least through June 2006. Beyond that point, the Company will need to obtain additional cash to meet its needs, including repaying the Bally, Pandora and Whitebox notes described above and has been actively pursuing additional debt and equity financing.

On May 5 and May 9, 2006, the Company borrowed an aggregate of $600,000 from accredited investors and issued convertible promissory notes in that principal amount in exchange therefor. The promissory notes are fully due and payable on July 31, 2006 and bear interest through such date at the per annum rate of prime plus one. As inducement to loan funds to the Company, the Company issued the lenders five-year warrants to purchase an aggregate of up to 1,200,000 shares of common stock at the purchase price of $1.84 per share (subject to adjustment). The promissory notes provide the lenders with the right to convert their notes into: (i) Company securities issued in any private offering of equity securities of the Company (or its successor or parent) consummated prior to the July 31, 2006 maturity date, upon the terms and conditions of such offering, and at a conversion price equal to the purchase price paid by such investors in such offering; and/or (ii) common stock of the Company, at a conversion price equal initially to $1.84 per share, subject to adjustment. For these transactions, the Company relied on Section 4(2) of the Securities Act, including Rule 506 promulgated thereunder, based on the fact that there were only five investors, all of whom, either alone or through a purchaser representative, had knowledge and experience in financial and business matters such that each was capable of evaluating the risks of the investment, and all such investors were “accredited investors” as defined in rules promulgated under the Securities Act.

On May 25, 2006, the Company issued a five-year warrant to purchase up to 500,000 shares of common stock at a per-share price of $1.84 to Parklane Associates, LLC, a Minnesota limited liability company, and a similar warrant to purchase up to 200,000 shares of common stock to PDS Gaming Corporation. For these transactions, the Company relied on Section 4(2) of the Securities Act, including Rule 506 promulgated thereunder, based on the fact that all warrant recipients, either alone or through a purchaser representative, had knowledge and experience in financial and business matters such that each was capable of evaluating the risks of the investment, and all such investors were “accredited investors” as defined in rules promulgated under the Securities Act.

On May 25, 2006, the Company entered into a Master Loan Agreement with PDS Gaming Corporation, a Minnesota corporation, providing for purchase-money amusement-with-prize machine financing in an amount aggregating up to $20 million. Under the Master Loan Agreement, Spectre Gaming has the right to request advances, from time to time, in amounts not to exceed $10 million or be less than $650,000. Advance requests are subject to certain funding contingencies set forth in the agreement, and the discretion of PDS Gaming. On May 25, 2006, PDS Gaming advanced $1,464,104 to Spectre under the Master Loan Agreement. The Master Loan Agreement provides for interest on advanced funds in an amount equal to 13%. Upon each advance under the Master Loan Agreement, Spectre Gaming will deliver a promissory note in agreed form to PDS Gaming, providing for payments of interest first, and then principal, over a 36-month period. Promissory notes may not be prepaid for a period of 12 months after their issuance.

In connection with the Master Loan Agreement, the Company entered into a Security Agreement granting a security interest in amusement-with-prize equipment purchased with funds advanced under the Master Loan Agreement, revenue agreements that the Company enters into with location operators, a bank account opened to receive funds from the revenue agreements, and substantially all of its other assets, including the Redemption Technology and Supply Agreement entered into with Bally Gaming, Inc., as amended.

Risk Factors

We have no operating history and our business plan is currently being tested. We anticipate incurring future losses.

We are in the early stages of developing and distributing AWP games. We are therefore subject to all of the risks and uncertainties inherent in establishing a new business. We have no prior operating history for these products from which to evaluate our success, or our likelihood of success in operating our business, generating any revenues or achieving profitability. In sum, we have very limited assets, very little operating revenue and uncertain prospects of future profitable operations. Our operations may not be successful and the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business, development of technology and the competitive environment in which we operate. We anticipate that we will incur losses in the near future.

We will need additional financing in the future and any such financing will likely dilute our existing shareholders.

We require additional sources of financing before we can generate revenues to sustain operations. In particular, management believes the Company’s current cash is sufficient to continue operations only through June 2006. If we are unable to capitalize on existing opportunities or locate and act on other business opportunities, or if expenditures exceed our current expectations, we may be required to find additional sources of financing prior to July 2006.

Additional financing could be sought from a number of sources, including but not limited to additional sales of equity or debt securities (including equity-linked or convertible debt securities), loans from banks, loans from affiliates of the Company or other financial institutions. We may not, however, be able to sell any securities or obtain any such additional financing when needed, or do so on terms and conditions acceptable or favorable to the Company, if at all. If financing is not available, we may be forced to abandon our business plans or our entire business, discontinue our preparation and filing of public disclosure reports with the SEC, or dissolve the Company. If we successfully enter into a financing transaction, any additional equity or equity-linked financing would be dilutive to shareholders, and additional debt financing, if available, may involve restrictive covenants.

Our independent auditors have substantial doubt about our ability to continue as a going concern.

We have had net losses for the three months ended March 31, 2006, and the year ended December 31, 2005, and we had an accumulated deficit as of March 31, 2006. Since the financial statements for each of these periods were prepared assuming that we would continue as a going concern, in the view of our independent auditors, these conditions raise substantial doubt about our ability to continue as a going concern.

Furthermore, since we are pursuing a new line of business, this diminishes our ability to accurately forecast our revenues and expenses. We expect that our ability to continue as a going concern depends, in large part, on our ability to raise sufficient capital through subsequent equity or debt financing transactions. If we are unable to raise additional capital, we may be forced to discontinue our business.

Our redemption gaming products have not been, and may never be, fully developed.

Pursuant to our Redemption Technology and Supply Agreement with Bally Gaming, Inc., we are enhancing Bally’s AWP redemption gaming technology. The development process has not yet been completed and we cannot be certain that the operating system will work as anticipated and required for use in a regulated marketplace. To date, we have had to make refinements, edits and other changes to the technology which has delayed our ability to get machines into the market. The completion of the development of our proposed AWP system remains subject to all the risks associated with the development and manufacture of new products, including unanticipated technical or other problems, failures to meet regulatory requirements or performance objectives, and the possible insufficiency of the funds allocated for the completion of such development, which could result in a change in the design, delay in the development, or abandonment of such system and its products. It is possible that our AWP system may never be fully developed or successfully distributed.

If the Redemption Technology and Supply Agreement, as amended, is terminated, then the Company would be required to write off significant amounts spent on the acquisition of licensed technology pursuant thereto, would be required to develop its own AWP technology (or find an alternate licensor of such technology), and may be subject to claims of intellectual-property rights infringement.

The Company has received notice from Bally Gaming, Inc. that the Company is currently in default of certain obligations under the Redemption Technology and Supply Agreement, as amended. In particular, Bally Gaming alleges that the Company is in default of its obligation to purchase 175 gaming machines (as defined in the agreement) from Bally Gaming by April 30, 2006, has failed to secure a line of credit in the amount of $400,000 by April 30, 2006 (for the purpose of ordering parts for new gaming machines), and has failed to deposit certain software into a technology escrow account by April 30, 2006, all as required under the Sixth Amendment to the Redemption Technology and Supply Agreement, dated March 29, 2006.

The Company is currently discussing with Bally Gaming these alleged defaults, appropriate cures, and the resolution of other matters related to the Redemption Technology and Supply Agreement. The outcome of these discussions is currently uncertain.

If the Company is unable to reach an agreement with Bally Gaming regarding the treatment of these alleged defaults, is unable to reach agreement on other matters related to the Redemption Technology and Supply Agreement, or for any other reason the Redemption Technology and Supply Agreement is terminated, the Company would likely be required to write off the unamortized balance of the long-term technology and distribution rights assets on the Company’s balance sheet ($4,147,849 as of March 31, 2006). Moreover, any actual default could result, among other things, in the release of software developed by the Company to Bally Gaming, the immediate acceleration of obligations due under the agreement, and/or a significant increase in the interest rate due on the associated note payable. In addition, the Company would likely be required to identify and enter into agreements with licensors of similar technology or incur the expense involved in completing the development of its own proprietary AWP technology. The Company may not be able to sustain these costs. Finally, any licensed or independently developed AWP technology may subject the Company to the risk of being sued for alleged infringement of intellectual-property rights of Bally Gaming or third parties.

The materialization of any of these risks related to the Company’s relationship with Bally Gaming could result in material and adverse change in the Company’s financial condition, results of operation, prospects for future success, and the viability of the Company and its business.

Even if successfully developed, our gaming products may not be accepted by the marketplace.

Our gaming systems and the gaming products, even if successfully tested, developed and manufactured, may not be accepted by the marketplace or successfully compete against other systems, games and products in the marketplace.

We will depend upon others for the manufacture of our gaming products, which will subject our business to the risk that we will be unable to fully control the supply of our products to the market.

Our ability to develop, manufacture and successfully commercialize our proposed products depends upon our ability to enter into and maintain contractual and collaborative arrangements with others, such as Bally. We do not intend to manufacture any of our proposed products; but instead intend to retain contract manufacturers. There can be no assurance that Bally or any other manufacturers will be able to supply our products in the required quantities, at appropriate quality levels or at acceptable costs. We may be adversely affected by any difficulties encountered by such third-party manufacturers that result in product defects, production delays or the inability to fulfill orders on a timely basis. If a manufacturer cannot meet our quality standards and delivery requirements in a cost-efficient manner, we would likely suffer interruptions of delivery while we arrange for alternative manufacturing sources. Any extended disruption in the delivery of products could result in our inability to satisfy customer demand for our products. Consequently, our inability to obtain alternative sources on a timely basis may have a material adverse effect on our business and results of operations.

Our reliance on third-party manufacturers and other third parties in other aspects of our business will reduce any profits we may earn from our products, and may negatively affect future product development.

As noted above, we currently intend to market and commercialize products manufactured by others, and in connection therewith we will likely be required to enter into manufacturing, licensing and distribution arrangements with third parties. These arrangements will likely reduce our product profit margins. In addition, the identification of new product candidates for development may require us to enter into licensing or other collaborative agreements with others. These collaborative agreements may require us to pay license fees, make milestone payments, pay royalties and/or grant rights, including marketing rights, to one or more parties. Any such arrangement will likely reduce our profits. Moreover, these arrangements may contain covenants restricting our product development or business efforts in the future.

We may not be able to enter into manufacturing agreements or other collaborative agreements on terms acceptable to us, if at all, which failure would materially and adversely affect our business.

We may not be able to enter into manufacturing or other collaborative arrangements with third parties on terms acceptable to us, if at all, when and as required. If we fail to establish such arrangements when and as necessary, we could be required to undertake these activities at our own expense, which would significantly increase our capital requirements and may delay the development, manufacture and installation of our gaming machines on casino floors. If we cannot find ways of addressing these capital requirements, we would likely be forced to sell or abandon our business.

Our inability to protect the intellectual property we use could impair our ability to compete.

Our success and ability to compete depend in part upon proprietary intellectual property. The intellectual property we use currently consists of certain licensed propriety technology that is critical to our AWP business, as well as other trademark, image and likeness, moral rights, and certain other intellectual property assets. We currently rely and intend to rely in the future on a combination of copyright, trademark, patent, trade secret laws, and nondisclosure agreements to protect our proprietary technology. Although we have entered into confidentiality, non-compete and invention assignment agreements with our employees and otherwise limit access to, and distribution of, our proprietary technology, there can be no assurance that such agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become independently developed or discovered by competitors.

The regulatory environment in which the Company operates lacks clarity, which could impair our ability to place redemption gaming machines in some jurisdictions.

AWP is not a highly regulated industry, and as such, it lacks the clarity which typically stems from the existence and a body of interpretation of laws and regulations. Moreover, AWP laws tend to be enforced at the county or city level instead of a central state-sponsored regulatory authority, which decreases the visibility and predictability of such regulation. The lack of clarity or guidance can lead to legal interpretation errors, changes in the manner in which the laws or controlling court cases are articulated and interpreted by law enforcement personnel, and disagreements about the legality of the Company’s operations and games in various jurisdictions. In turn, these matters can lead to delays in game deployment, removal of games from locations, withdrawal of business operations in various counties, as well as the possibility that games may be seized pending resolution of the appropriate court case, and the possible arrest of company personnel for violation of law.

Changes in regulatory approvals or regulatory interpretations may adversely effect our AWP operations.

It is possible that after the Company has either received a favorable guidance letter or meeting from a county or city authority, and commenced operations, that such authority may change its position or the person rendering the advice is replaced by another person, such as a change in District Attorney, and the advising authority determines that the Company’s activities or games do not comply with a new interpretation of the law or recent court case holdings. Such changes, to the negative, could cause the Company to limit its business activities in the respective jurisdiction, or to remove its operations and devices entirely.

Changes in laws regarding gaming or AWP may inhibit the Company’s ability to do business.

In the event that a state changes the laws under which redemption or AWP activity is conducted, such as outlawing the games entirely or further limiting bet, play and prize restrictions, this will have a negative impact on the placement of games and the further conduct of operations, if any in the respective state. Also, a state may determine to legalize other forms of gaming, such as slot machines. We expect that any such liberalization of gaming laws would have a negative impact on the Company’s operations in such state, unless the Company is able to convert the AWP games to the newly allowed form of games.

The Company will rely on relationships with operators and distributors to install and maintain its AWP devices.

The Company will establish partnerships with various distribution and service companies which are doing business in the jurisdictions in which Spectre will conduct AWP. These operators will provide sales and support, as well as money and data collection. Failure to find sufficient or capable partners may delay the rollout in various areas. Additionally, partners may not move quickly enough to exploit any market advantages the company may have. Partners may not provide a sufficient level of service, to the detriment of games in place or to future placements. Finally, partners will not be exclusive partners, and their associated business activities and conduct may cause conflict with the Company’s business.

More experienced and better financed companies may enter the AWP market which may result in the Company losing significant market share.

Currently, the AWP marketplaces in Texas and Florida, as well as other states, do not have any established major gaming competitors (such as IGT, Alliance, Aristocrat, Konami, MGAM, et al), but is instead a market for small second or third tier manufacturers. The entry of well financed, established competitors into the market could have a material impact on Spectre’s ability to place games or to continue to maintain the number of games in the field it will have at that time.

We are highly dependent on the services provided by certain executives and key personnel.

Our success depends in significant part upon the continued service of certain senior management and other key personnel. In particular, we are materially dependent upon the services of Russell C. Mix, a director of the Company and our Chief Executive Officer, and the services of D. Bradly Olah, a director of the Company and our President. We have an employment agreement with Mr. Mix, but if he should no longer serve the Company it would likely have a materially adverse impact on our business, financial condition and operations. We do not have an employment agreement with Mr. Olah. The Company has not secured any “key person” life insurance covering the lives of either Mr. Mix or Mr. Olah.

Our success also depends on our ability to identify, hire, train, retain and motivate highly skilled technical, managerial, sales and marketing personnel. We intend to hire a number of sales, business development, marketing, technical and administrative personnel in the future. Competition for such personnel is intense and there can be no assurance that we will successfully attract, assimilate or retain a sufficient number of qualified personnel. The failure to retain and attract the necessary technical, managerial, sales and marketing and administrative personnel could have a material adverse impact on our business, financial condition and operations.

Our officers and directors, together with certain affiliates, possess substantial voting power with respect to our common stock, which could adversely affect the market price of our common stock.

As of June 6, 2006, our officers and directors collectively possessed beneficial ownership of approximately 2,313,281 shares of our common stock, which represents approximately 14.6% of our common stock. Certain other significant shareholders, including Perkins Capital Management, Inc., Ronald E. Eibensteiner and Wayne W. Mills collectively possessed beneficial ownership of a total of approximately 6,510,835 shares of common stock, which represents approximately 35.7% of our common stock. When taken together, our directors, officers and significant shareholders have beneficial ownership of approximately 43.7% of our common stock. This represents a significant and controlling portion of the voting power of the Company’s shareholders. As a result, our directors and officers, together with significant shareholders, have the ability to substantially (but not wholly) control our management and affairs through the election and removal of our entire board of directors, and all other matters requiring shareholder approval, including the future merger, consolidation or sale of all or substantially all of our assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change-of-control transaction that may otherwise be beneficial to our shareholders. As a result, the market price of our common stock or ultimate sale of our business could be adversely affected.

Our stock price is, and we expect it to remain, volatile, which could limit our shareholders’ ability to resell shares of our common stock at a profit.

The volatile price of our common stock makes it difficult for shareholders to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock, including but not limited to:

•	achievement or rejection of regulatory approvals in favor of us or the tribes or other purchasers of our products,

•	announcements of technological innovations or new commercial products by us or our competitors,

•	developments concerning proprietary rights, including patents,

•	regulatory developments relating to the United States relating to the gaming industry,

•	period-to-period fluctuations in our revenues and other results of operations, and

•	sales of our common stock.

We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

Our articles of incorporation grant the Company’s board of directors with the power to designate and issue additional shares of common and/or preferred stock.

Our authorized capital consists of 100,000,000 shares of capital stock. Pursuant to authority granted by the Company’s articles of incorporation, our board of directors, without any action by the shareholders, may designate and issue shares in such classes or series (including classes or series of common stock and/or preferred stock) as it deems appropriate and establish the rights, preferences, and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of classes or series of common stock or preferred stock that may be issued could be superior to the rights of our exiting capital stock. Our board of directors’ ability to designate and issue shares could impede or deter an unsolicited tender offer or takeover proposal. Further, the issuance of additional shares having preferential rights could adversely affect other rights appurtenant to the shares of common stock offered hereby. Any such issuances will dilute the percentage of ownership interest of our shareholders and may dilute the per-share book value of the Company.

As of June 6, 2006, we had 13,838,024 shares of common stock outstanding. As of such date, a further 20,733,838 shares of our common stock have been reserved for issuance as follows:

•	2,300,000 shares under our existing stock option plans, of which options relating to 1,901,668 shares are currently outstanding;

•	1,511,942 shares relating to additional options granted outside of our stock option plans;

•	97,798 shares upon conversion of outstanding Series A Preferred Stock

•	4,481,250 shares upon conversion of outstanding Series B Variable Rate Convertible Preferred Stock, and

•	12,342,848 shares upon the exercise of outstanding warrants.

In connection with the sale of 7,420 shares of our Series B Variable Rate Convertible Preferred Stock, the Company obtained the right, until September 23, 2006 and upon meeting certain milestones, to sell to the original Series B investors another 2,580 preferred shares, which would be convertible into 1,612,500 shares of common stock, together with warrants to purchase 1,612,500 common shares. In addition, until March 23, 2006 the original Series B investors have the option to purchase another 7,420 preferred shares, convertible into 4,637,500 common shares, and receive warrants to purchase 4,637,500 common shares.

In addition to the above reservations of shares of common stock, the Company is obligated under a Securities Purchase Agreement dated October 27, 2005, entered into with purchasers of Series B Variable Rate Convertible Preferred Stock to reserve additional shares of common stock that may be required to pay dividends, if paid in common stock, and to fulfill other obligations to such purchasers in connection with the Securities Purchase Agreement.

Our common stock trades only in an illiquid trading market.

Trading of our common stock is conducted on the over-the-counter bulletin board. This has an adverse effect on the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of our Company and its common stock. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

There is currently little trading volume in our common stock, which may make it difficult to sell shares of our common stock.

In general, there has been very little trading activity in our common stock. Over the past three months, the average daily trading volume (as reported by Yahoo Finance) has been approximately 36,000 shares. The relatively small trading volume will likely make it difficult for our shareholders to sell their shares as and when they choose. Furthermore, small trading volumes generally depress market prices. As a result, you may not always be able to resell shares of our common stock publicly at the time and prices that you feel are fair or appropriate.

Because it is a “penny stock,” you may have difficulty selling shares of our common stock.

Our common stock is a “penny stock” and is therefore subject to the requirements of Rule 15g-9 under the Securities and Exchange Act of 1934. Under this rule, broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. Under applicable regulations, our common stock will generally remain a “penny stock” until and for such time as its per-share price is $5.00 or more (as determined in accordance with SEC regulations), or until we meet certain net asset or revenue thresholds. These thresholds include the possession of net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000 in the event we have been operating for at least three years or $5,000,000 in the event we have been operating for fewer than three years, and the recognition of average revenues equal to at least $6,000,000 for each of the last three years. We do not anticipate meeting any of the foregoing thresholds in the foreseeable future.

The penny-stock rules severely limit the liquidity of securities in the secondary market, and many brokers choose not to participate in penny-stock transactions. As a result, there is generally less trading in penny stocks. If you become a holder of our common stock, you may not always be able to resell shares of our common stock publicly at the time and prices that you feel are fair or appropriate.

We have no intention of paying dividends on our common stock.

To date, we have not paid any cash dividends and do not anticipate the payment of cash dividends in the foreseeable future. Accordingly, the only return on an investment in shares of our common stock, if any, may occur upon a subsequent sale of such shares.

Off-Balance-Sheet Arrangements

The Company has no off-balance-sheet arrangements.

Critical Accounting Estimates

Our critical accounting policies are those both having the most impact to the reporting of our financial condition and results, and requiring significant judgments and estimates. Our critical accounting policies include those related to (a) revenue recognition, (b) property, plant and equipment, (c) inventory and (d) the valuation of stock-based compensation awarded. The Company derives its gaming revenues in primarily two ways, outright sales of machines to customers, and participation arrangements with its Native American customers. Revenue for machine sales is recorded upon shipment. Under the participation arrangements, the Company retains ownership of the equipment installed at a customer site and receives revenue based on a percentage of the hold per day generated by each gaming system, which is generally considered both realizable and earned at the end of each gaming day. The Company accounts for the participation agreements as operating leases. Property, equipment and leasehold improvements and leased gaming equipment were stated at cost. Depreciation of an asset was recognized on the straight-line basis over the asset’s estimated useful life ranging from three to five years. Leasehold improvements were amortized using the straight-line method over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are expensed when incurred. Inventory, which consists principally of gaming products and related materials, are stated at the lower of cost (determined on the first-in, first-out method) or market. The Company uses the intrinsic value-based method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for employee stock options and stock based compensation. The Company uses Emerging Issues Task Force 96-18 (EITF 96-18), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," to value options and warrants issued to non-employees. Management's estimates of the fair value of each option and warrant granted is calculated using the Black-Scholes pricing model with weighted-average assumptions including risk free interest rate, expected life of options granted, expected volatility range, and expected dividend yield.

Spectre Gaming, Inc.
Balance Sheets

	As of March 31, 2006	As of December 31, 2005
ASSETS	Unaudited	Audited
CURRENT ASSETS:	Restated	Restated
Cash and cash equivalents	$419,186	$1,656,831
Other receivables	6,532	9,722
Inventory	179,984	300,009
Deposits	20,000	20,050
Current assets of discontinued operations	532,967	536,217
Prepaid expenses	101,567	57,566
Total current assets:	1,260,236	2,580,395

Property, equipment and leasehold improvements, net	112,098	66,231
Leased gaming equipment, net	185,272	109,629
Long-term technology and distribution rights, net	4,147,849	4,397,849
Prepaid license fees	-	187,500
Prepaid royalties	187,500	-
Other assets of discontinued operations	139,821	163,500
Other assets	11,436	11,436
Total Assets:	$6,044,212	$7,516,540

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$2,250,000	$1,500,000
Short-term debt, net	1,500,000	1,500,000
Accounts payable	81,883	69,635
Accrued expenses	449,889	467,870
Liabilities of discontinued operations	93,210	303,228
Total current liabilities:	4,374,982	3,840,733
Long-term debt, less current portion	-	750,000
Total liabilities	4,374,982	4,590,733

SHAREHOLDERS’ EQUITY:
Capital stock, par value $.01 per share, 100,000,000 shares authorized:
Series A Convertible Preferred Stock, par value $.01 per share:
Authorized shares -- 466,666
Issued and outstanding shares: 43,334 shares at March 31, 2006 and December 31, 2005 ($65,001 liquidation preference)	433	433
Series B Variable Rate Convertible Preferred Stock, par value $.01 shares: Authorized shares -- 30,000 Issued and outstanding shares: 7,170 and 7,420 shares at March 31, 2006 and December 31, 2005 and , respectively ($7,170,000 and $7,420,000 liquidation preference at March 31, 2006 and December 31, 2005, respectively)	72	74
Common stock, par value $.01 per share: Authorized shares - 99,503,334
Issued and outstanding shares, 13,710,537 and 13,520,439 at March 31, 2006 and December 31, 2005, respectively	137,105	135,204
Additional paid-in capital	37,361,672	37,208,067
Accumulated deficit	(35,764,615)	(34,253,490)
Deferred equity compensation	(65,437)	(164,481)
Total shareholders’ equity:	1,669,230	2,925,807

Total liabilities and shareholders’ equity:	$6,044,212	$7,516,540

See accompanying notes to financial statements.

Spectre Gaming, Inc.
Statements of Operations
(Unaudited)
	For the three months ended March 31,
	2006	2005

REVENUE:
Sales	$-	$-

Cost of revenues	-	-
Gross loss	-	-

OPERATING EXPENSES:
Research and development	540,779	-
Sales and marketing	50,127	-
General and administrative	604,618	233,395
Total Operating Expenses:	1,195,524	233,395

Operating loss	(1,195,524)	(233,395)

OTHER INCOME (EXPENSE):
Interest income	11,742	9,984
Interest expense	(105,250)	(399,204)

Loss from continuing operations:	(1,289,032)	(622,615)

Loss from discontinued operations	(58,920)	(616,323)
Net Loss	(1,347,952)	(1,238,938)

Preferred Stock Dividends	163,173	-

Net Loss attributable to common shareholders	$(1,511,125)	$(1,238,938)

NET LOSS PER COMMON SHARE BASIC AND DILUTED:
Loss from continuing operations	$(0.09)	$(0.05)
Loss from discontinued operations	(0.00)	(0.05)
Net Loss	(0.10)	(0.10)
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	(0.11)	(0.10)

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic and diluted	13,641,006	12,941,308

See accompanying notes to financial statements.

Spectre Gaming, Inc.
Statements of Cash Flows
(Unaudited)
	For the three months ended March 31,
	2006	2005
Operating activities
Net loss	$(1,347,952)	$(1,238,938)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	28,784	59,387
Stock options and warrants issued for services	250,573	(6,582)
Gain on sale of property and equipment	(4,000)	-
Amortization of original issue discount	-	258,055
Amortization of debt issuance costs	-	86,334
Amortization of long-term technology and distribution rights	250,000	-
Changes in operating assets and liabilities:
Accounts receivable	-	(49,126)
Other receivables	3,190	-
Inventory	23,345	(149,615)
Deposits	-	28,394
Prepaid expenses	(40,701)	(17,593)
Accounts payable and accrued expenses	(267,639)	(58,183)
Net cash used in operating activities:	(1,104,400)	(1,087,867)

Investing activities
Net proceeds from sale of property and equipment	24,000	-
Purchases of property, equipment and leasehold improvements	(49,936)	(65,366)
Net cash used in investing activities:	(25,936)	(65,366)

Financing activities
Debt financing costs	-	(37,500)
Exercise of stock options	3,975	-
Payments on notes payable	-	(140,517)
Preferred stock dividend	(111,284)	-
Net cash used by financing activities:	(107,309)	(178,017)
Decrease in cash and cash equivalents	(1,237,645)	(1,331,250)
Cash and cash equivalents at beginning of year	1,656,831	2,431,280
Cash and cash equivalents at end of period:	$419,186	$1,100,030

Supplemental cash flow information
Cash paid for interest	$172,500	$75,890
Non-cash Investing and Financing Activities:
Common stock issued for payment on convertible notes payable	-	75,727
Conversion of Series B convertible preferred stock to common stock	1,562	-
Inventory transferred to leased gaming equipment	96,680	316,769
Preferred stock dividends accrued	163,173	-

See accompanying notes to financial statements.

Spectre Gaming, Inc.
Notes to Financial Statements
March 31, 2006 and 2005
(unaudited)

Note 1. Business Description.

Spectre Gaming, Inc. (the “Company” or “Spectre,” “we,” “us” or “ours”) was incorporated in Minnesota in June 1990 under the name MarketLink, Inc. At that time, the Company provided telecommunications-based business-intelligence services to client end users. In January 1997, the Company changed its name to OneLink Communications, Inc., and later in June 2000, changed its name to OneLink, Inc. In July 2002, the Company ceased operating its telecommunications-based business, and in December 2002 sold substantially all of its assets. In September 2003, the Company adopted a new business plan focused on providing interactive electronic games to the Native American and charitable gaming markets, and in January 2004 changed its name to Spectre Gaming, Inc. In early 2005, the Company began placing its gaming machines on casino floors.

In May 2005 the Company acquired the exclusive license to a proprietary technology (Alpha-AWP) for the development and deployment of casino-style redemption or amusement-with-prize (AWP) games. The Company has begun the development of AWP games and plans to distribute the games to operators at various retail, commercial and entertainment venues in the United States which allow for such devices. In December 2005, the Company made the decision to focus its efforts exclusively in the AWP market.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company had net losses for the quarter ended March 31, 2006 and the year ended December 31, 2005, had an accumulated deficit at March 31, 2006 and does not have adequate liquidity to fund its operations through fiscal 2006. The financial statements do not include any adjustments that might result from the outcome of this condition.

The Company, as noted above, is now pursuing business opportunities in the AWP market. To fund these business opportunities, the Company has engaged in debt and equity financing. The Company anticipates engaging in additional debt and equity financing in the future. Nevertheless, there can be no assurance the Company will raise the necessary capital to fund its business. In addition, the Company is negotiating to extend the maturity dates of significant debt obligations. There can be no assurance extensions will be granted.

Note 2. Summary of Significant Accounting Policies.

Interim Financial Information. The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the U. S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. The accompanying financial statements and related notes should be read in conjunction with the Company’s audited financial statements, and notes thereto, for the fiscal year ended December 31, 2005, contained in its Annual Report on Form 10-KSB/A for the year ended December 31, 2005.

The financial information furnished reflects, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of the interim periods presented.

Discontinued Operations. In December 2005, the Company made the decision to exit the markets for its Class II and Class III gaming equipment. The Company began efforts to close its facilities in Tulsa, Oklahoma and El Cajon, California, terminate its employees and dispose of its remaining inventory and fixed assets in those markets. In accordance with appropriate accounting rules, the Company has reclassified its previously reported financial results to exclude the results of the discontinued operations and these results are presented on a historical basis as a separate line item in the Company’s statement of operations and balance sheets entitled “Discontinued Operations.” All of the financial information in the financial statements and notes to the financial statements has been revised to reflect the results of continuing operations.

Based on discussions with potential buyers, industry operators, sales efforts and limited sales results, the Company determined that the assets of discontinued operations were impaired. The Company recognized impairment charges in 2005 of $1,361,594 on its gaming equipment in inventory and $907,058 on its previously leased gaming equipment and other fixed assets. The remaining assets of discontinued operations are classified as “Current assets of discontinued operations” and “Other assets of discontinued operations” on the balance sheet. Since the remaining value of those assets was estimated based on limited actual sales data and management’s best estimate, the Company cannot assure that it will realize the remaining carrying value of those assets upon their disposition.

In accordance with the provisions of SFAS 144, the Company has not included the results of operations of its Class II and Class III business in the results from continuing operations. The results of operations for this business have been reflected as discontinued operations. The loss from discontinued operations for the three months ended March 31, 2006 and 2005, respectively, consist of the following:

	For the three months ended March 31,
	2006	2005

REVENUE:
Sales	$4,710	$89,100

Cost of revenues	13,216	43,093
Gross profit	(8,506)	46,007

OPERATING EXPENSES:
Research and development	-	94,932
Sales and marketing	19,376	404,217
General and administrative	35,038	163,181
Total Operating Expenses:	54,414	662,330
Operating loss :	(62,920)	(616,323)
Gain on sale of equipment	4,000	-

Net loss from discontinued operations	$(58,920)	$(616,323)

Operating expenses included in discontinued operations are those costs which directly relate to Class II and Class III operations that will not be incurred in connection with continuing operations.

Revenue Recognition. The Company derives its revenues primarily in two ways, through fixed rate leasing and participation arrangements with its customers. Under both arrangements, the Company retains ownership of the equipment installed at a customer site and under the participation arrangements receives revenue based on a percentage of the hold per day generated by each gaming system, which is generally considered both realizable and earned at the end of each gaming day. The Company accounts for both types of agreements as operating leases.

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition.” SAB No. 104 sets forth the SEC Staff’s position regarding the point at which it is appropriate for a registrant to recognize revenue. The Staff believes that revenue is realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. The Company used the above criteria to determine whether revenue could be recognized, and is recognizing revenue in accordance with SAB 104.

Cash and Cash Equivalents . The Company includes as cash and cash equivalents highly liquid, short-term investments with maturity of three months or less when purchased, which are readily convertible into known amounts of cash. The Company maintains its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits.

Accounts Receivable. The Company reviews customers’ credit history before extending unsecured credit and establishes an allowance for uncollectible accounts based upon factors surrounding the credit risk of specific customers and other information. Accounts receivable over 30 days are considered past due. The Company does not accrue interest on past due accounts receivable. Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and specific circumstances of the customer. No allowance was considered necessary at March 31, 2006 and December 31, 2005, respectively.

The Company extended unsecured credit to customers in the normal course of business.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Inventory. Inventory, which consists principally of gaming products and related materials, is stated at the lower of cost (determined on the specific identification method) or market. At March 31, 2006, the Company had no finished goods inventory and $179,984 of spare parts. At December 31, 2005 the Company had $120,516 of finished goods inventory and $179,493 of spare parts and gaming cabinets.

Prepaid License Fees. Prepaid license fees originally related to licenses associated with the themes of certain gaming machines which were to be licensed from Bally Gaming, Inc. Effective March 29, 2006, the Company entered into an agreement with Bally to apply these prepaid license fees to future royalty payments, relating to AWP, which will become due in 2007 and 2008 under the Redemption Technology and Supply Agreement, as amended (Note 5).

Deposits. Deposits primarily relate to deposits with utility companies and landlords, and deposits placed on corporate credit cards.

Leased Gaming Equipment and Property, Equipment and Leasehold Improvements . Leased gaming equipment and property, equipment and leasehold improvements are stated at cost. Gaming machines placed with customers under participation arrangements are included in leased gaming equipment. Depreciation of an asset is recognized on the straight-line basis over the asset’s estimated useful life ranging from three to five years. Leasehold improvements were amortized using the straight-line method over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are expensed when incurred. Sales and retirements of depreciable property were recorded by removing the related cost and accumulated depreciation from the accounts. Gains or losses on sales and retirements of property are reflected in the Company’s results of operations. Depreciation and amortization expense on leased gaming equipment and property, equipment and leasehold improvements was $25,108 and $3,501 for the three months ended March 31, 2006 and 2005, respectively.

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its fair value, which considers the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs of disposal. In connection with the change to focus the business on the AWP market, the Company recorded an impairment of $907,058 for the year ended December 31, 2005. There was not an adjustment to the value of the long-lived assets at March 31, 2006.

Technology and Distribution Rights. The Company’s technology and distribution rights relate to a $5,000,000 fee for redemption technology licensed from Bally Gaming, Inc. The technology and distribution rights are being amortized over the five-year term of the agreement. (Note 5).

Management reviews the technology and distribution rights for impairment in accordance with FAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was not an adjustment to the value of the technology and distribution rights at March 31, 2006 and December 31, 2005.

Fair Value of Financial Instruments . The carrying amounts for all financial instruments approximate fair value. The carrying amounts for cash, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value because of the short maturity of these instruments.

Research and Development Costs. Costs related to research, design and development of products are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. The Company uses the working model approach to determine technological feasibility. Generally, the Company’s products are released soon after technological feasibility has been established. As a result, the Company has not capitalized any internal software development costs, since such costs have not been significant and the products are released shortly after technological feasibility. Research and development expense for continuing operations was $487,450 and $0 for the three months ended March 31, 2006 and 2005, respectively.

Net Loss Per Common Share . Basic and diluted loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding for the reporting period. Dilutive common-equivalent shares have not been included in the computation of diluted net loss per share because their inclusion would be antidilutive. Antidilutive common-equivalent shares issuable based on future exercise of stock options, warrants or convertible preferred stock totaling 18,435,505 and 5,745,245 shares for the three months ended March 31, 2006 and 2005 respectively, could potentially dilute basic loss per common share in subsequent years. All options and warrants outstanding were antidilutive for the three months ended March 31, 2006 and 2005.

Employees

Stock-Based Compensation . On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123 and supercedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. For the Company, SFAS No. 123(R) is effective for all share-based awards granted on or after January 1, 2006. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. We implemented SFAS No. 123(R) on January 1, 2006 using the modified prospective method. The amount of expense recorded for the three months ended March 31, 2006 was $263,947. Based on options outstanding at March 31, 2006, the Company estimates the expense to be $1,051,000 for the year ending December 31, 2006 with an estimated amount of $2,079,000 from 2007 through 2014.

In accordance with Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations, the Company uses the intrinsic value-based method for measuring stock-based compensation cost which measures compensation cost as the excess, if any, of the quoted market price of the Company's common stock at the grant date over the amount the employee must pay for the stock. The Company's general policy is to grant stock options and warrants at fair value at the date of grant. Options and warrants issued to employees are recorded at fair value, as required by Statement of Financial Accounting Standards (“SFAS”) No. 123 "Accounting for Stock Based Compensation", using the Black-Scholes pricing model. The Company has adopted the disclosure only provision of SFAS No. 148, “Accounting for Stock Based Compensation.”

In prior years, we applied the intrinsic-value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for the issuance of stock incentives to employees and directors. No compensation expense related to employees’ and directors’ stock incentives were recognized in the prior year financial statements, as all options granted under the stock incentive plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Had we applied the fair value recognition provisions of “SFAS” No. 123, “Accounting for Stock-Based Compensation,” to stock based employee compensation for the periods prior to Fiscal 2006, our net loss per share would have increased to the pro forma amounts indicated below:

Three Months Ended March 31, 2005
Net loss:
As reported	$(1,238,938)
Pro forma	(1,470,713)

Basic and diluted net loss per common share
As reported	$(0.10)
Pro forma	(0.11)

Stock-based compensation
As reported	$-
Pro forma	231,775

The following significant assumptions were utilized to calculate the fair value information presented utilizing the Black-Scholes pricing model:

	Three Months Ended March 31,
	2006	2005
Risk Free interest rate	4.31%	3.71%
Expected life	5.0 years	4.7 years
Expected volatility	169%	145%
Expected dividends	0%	0%

The volatility factor is based on the Company’s historical stock price fluctuations for a period of approximately 2.25 years. This period is shorter than the expected life of the options but was deemed more relevant given the significant change in the Company’s business model and strategy. The Company has not issued and does not intend to issue, dividends; therefore, the dividend yield assumption is 0. The Company applied the risk-free interest rate based on the U.S. Treasury yield in effect at the time of the grant. The expected term of the option is based on the contractual period of the options granted. Based on the lack of history to calculate a forfeiture rate, the Company has not adjusted the calculated value of the options for the three months ended March 31, 2006.

Non-employees

Through March 31, 2006, the Company has outstanding options and warrants to purchase 1,516,666 shares of the Company’s common stock to non-employees, mostly consultants, with exercise prices ranging from $0.75 per share to $3.00 per share and expiring at various times through June 2014. Pursuant to Emerging Issues Task Force 96-18 (EITF 96-18), “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” the Company will value related to the options on the earlier of the date a performance commitment is met or the date the performance is complete and recognizes the estimated value of the awards over the service performance period. The Company recorded a reduction of expense, due to a change in the fair value of the options and warrants, of $13,373 and $6,582 for the three months ended March 31, 2006 and 2005, respectively, in accordance with EITF 96-18.

Note 3. Shareholder’s Equity

Preferred Stock

The Company has Series A Convertible Preferred Stock that has voting rights identical to common stock. In the event of liquidation, the Series A Preferred Shareholders receive a liquidation preference. Although no dividends are required with respect to the Series A Preferred Stock, no dividend shall be paid on any shares of common stock unless comparable dividends are paid on the Series A Preferred Stock.

The holders of Series A Convertible Preferred Stock may elect to convert all or a portion of such shares into shares of the Company’s common stock in the manner set forth in the Series A Convertible Preferred Stock Certificate of Designation on file with the Minnesota Secretary of State. After adjustment pursuant to the terms of the Certificate of Designation, each share of Series A Convertible Preferred Stock currently converts into 2.257 shares of the Company’s common stock.

During 2005, holders of 163,333 shares of the Company’s Series A Convertible Preferred Stock converted their preferred shares into 368,617 shares of the Company’s $.01 par value common stock. At March 31, 2006 and December 31, 2005, there were outstanding 43,334 shares of Series A Convertible Preferred Stock which were convertible into an aggregate of 97,799 shares of the Company’s common stock with a liquidation preference of $65,001.

On October 27, 2005, the Company sold an aggregate of 7,420 shares of Series B Variable Rate Convertible Preferred Stock, together with five-year warrants to purchase an aggregate of 4,637,500 shares of common stock at $1.84 per share. In the event of liquidation, the Series B Variable Rate Convertible Preferred Shareholders receive a liquidation preference. The Series B Variable Rate Convertible Preferred shareholders are entitled to cash dividends, payable quarterly. Under certain circumstances, the Company can pay the dividends with its common stock.

The Company is obligated to pay dividends on the Series B Variable Rate Convertible Preferred Stock on a quarterly basis, based on a rate per annum equal to the 6-month LIBOR on the day before the quarterly interest period, plus 4%. Under certain circumstances specified in the Certificate of Designation, the Company may pay the dividends with its common stock.

The holders of Series B Variable Rate Convertible Preferred Stock may elect to convert all or a portion of such shares into shares of the Company’s common stock in the manner set forth in the Series B Variable Rate Convertible Preferred Stock Certificate of Designation on file with the Minnesota Secretary of State. After adjustment pursuant to the terms of the Certificate of Designation, the preferred shares are convertible into an aggregate of 4,637,500 of common stock at a conversion price of $1.60 per share.

Of the 7,420 shares of Series B Variable Rate Convertible Preferred Stock sold, subscriptions for an aggregate of 1,230 shares were accepted, in lieu of cash, upon conversion of $1,230,000 of the principal amounts of nine unsecured short-term promissory notes made to the Company. Sales of the Series B Variable Rate Convertible Preferred Stock and warrants raised an aggregate of $7,420,000 in gross proceeds (which figure includes the conversion of $1,230,000 of principal amount of loans made to the Company) less approximately $615,000 in sales commissions payable in cash. In addition to cash compensation, selling agents received five-year warrants to purchase an aggregate of 695,624 shares of the Company’s common stock at an exercise price of $1.84 per share.

The Company used the Black-Scholes pricing model to determine the value of the 4,637,500 warrants and the conversion feature of the Series B Variable Rate Convertible Preferred Stock. The value of the preferred stock itself was assumed to be the face value because we were unable to obtain a comparable marked based value for the stock. The Company allocated the proceeds received based on the relative fair values. Therefore, pursuant to EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, the Company recognized a deemed dividend in the embedded conversion feature of the preferred stock of $ 3,412,860.

As a condition of the Series B Variable Rate Convertible Preferred Stock offering, the Company was required to reserve $75,000 of the gross proceeds to make regularly scheduled interest payments on the Pandora Select Partners, L.P. and Whitebox Intermarket Partners, L.P. notes payable (see note 11). An additional condition of the Series B Variable Rate Convertible Preferred Stock offering is that the Company agreed to sell its Class II and Class III gaming machines to an unaffiliated person on or before March 31, 2006. The Company was unable to dispose of the machines on or before March 31, 2006, which did not have an effect on the financial statements.

If a purchaser of the Series B Variable Rate Convertible Preferred Stock still owns such stock on the 36-month anniversary of the closing date, the Company shall issue such purchaser additional warrants to purchase up to a number of shares of common stock equal to 100% of the stated value of the Series B Variable Rate Convertible Preferred Stock then held by such purchaser divided by the lesser of then applicable conversion price or the average of the closing prices for the five trading days immediately prior to the additional warrant issuance date, with an exercise price equal to the lesser of (i) the then applicable conversion price, (ii) the then applicable exercise price of any warrants held by such purchaser or (iii) 50% of the average of the closing prices for the five trading days immediately prior to the additional warrant issuance date, subject to adjustment therein.

In February 2006 D. Bradly Olah, President and a director of the Company, converted 250 shares of Series B Preferred stock held by him into 156,250 shares of common stock.

Note 4. Short-term Debt

On September 10, 2004, the Company issued two $750,000 promissory notes bearing interest at the rate of 10% per annum. One note was issued to Pandora and the other note was issued to Whitebox. The notes were payable interest only through March 10, 2005, at which time the principal was due. In connection with the financing, Spectre paid a 3% origination fee, issued five-year warrants for the purchase of 50,000 shares of Spectre’s common stock at $3.00 per share to both Pandora and Whitebox, and granted Pandora and Whitebox security interests in the Company’s assets. The warrants contain provisions that provide for the exercise price to be adjusted downward if the Company issues additional common stock or common stock equivalents with a lower exercise price. The gross proceeds of $1,500,000 were allocated between the notes and the common stock warrants based on the relative fair values of the securities at the time of issuance. The common stock warrants were valued using the Black-Scholes pricing model. The resulting original issue discount and the fair value of the warrants will be amortized over the life of the promissory notes using the straight-line method, which approximates the interest method. The value of the warrants was fully expensed during the year ended December 31, 2005. In addition, Spectre agreed to file a registration statement by February 1, 2005 with the SEC, covering the issuance or resale of the shares of Spectre’s common stock which may be issued in connection with the warrants issued to Pandora and Whitebox. The Company filed the registration statement on November 30, 2004 and the registration statement was declared effective on January 24, 2005.

On March 10, 2005, the Company signed amendments to the two $750,000 secured promissory notes issued to Pandora and Whitebox. The amendments extend the due date of the notes to June 10, 2005, which date was further extended by the Company to September 10, 2005. As part of the amendments the Company agreed to maintain assets whose value equals or exceeds the principal and interest amounts then owned under the notes. For purposes of valuing the assets for compliance under this provision, the Company’s cash shall be valued at 100%, the Company’s accounts receivable shall be valued at 80% and the Company’s inventory and fixed assets shall be valued at 50% of their respective book values. As consideration for the amendments, the Company paid Pandora and Whitebox each $18,750 and amortized the expense over the first extension period. In June 2005, the Company elected to extend the notes to September 10, 2005, and paid Pandora and Whitebox each $18,750 and amortized the expense over the second extension period. On September 28, 2005 the Company entered into Forbearance and Extension Agreements with both Pandora and Whitebox extending the maturity dates of the two notes until September 30, 2006. Pursuant to the agreements, beginning October 10, 2005 and on the 10th day of each month thereafter, the Company is required to pay the accrued interest on the notes.

Note 5. Redemption Technology and Supply Agreement

On May 24, 2005, the Company entered into a Redemption Technology and Supply Agreement (the “Agreement”) with Bally Gaming, Inc., a Nevada corporation.

Under the Agreement Bally granted to the Company: (i) an exclusive license to market and distribute redemption games using equipment containing certain proprietary technology of Bally; (ii) an exclusive license to utilize the technology to develop redemption games and gaming systems; and (iii) a non-exclusive license to use the technology for purposes ancillary to the foregoing (collectively, the “License”). In addition to obtaining the License, the Agreement provides that the Company shall have the right to exclusively license Bally-owned game themes for use with the Company’s redemption games and systems.

The Agreement and the License last for an initial term of five years, but may be extended if the Company meets certain performance targets. Under the Agreement, the Company will pay an upfront License fee of $5 million, payable as follows: $1 million was due on or prior to June 23, 2005; $1 million was due no later than August 15, 2005; and the remaining $3 million was payable pursuant to an unsecured two-year promissory note providing payments in four equal installments on each successive six-month anniversary of the Agreement. The note bears interest at 12% per annum. The Agreement and note were subsequently amended and Spectre paid Bally a total of $2,750,000, plus interest, in 2005.

Effective March 29, 2006 the Company entered into another amendment with Bally whereby the principal payment of $750,000 due March 31, 2006 was deferred until June 30, 2006, with an additional one-month extension option. Under the amendment, if the Company achieves certain milestones, the $750,000 principal payment as well as the $750,000 payment due September 29, 2006 will be deferred until December 31, 2006. At that time, the deferred payments totaling $1,500,000 will be amortized and due over the following 18 month period. Additionally, Bally agreed to apply $187,500 previously paid by the Company for licenses to game titles against future royalty payments that will be due in 2007 and 2008. Spectre further agreed to purchase 175 machines from Bally by April 30, 2006 and will purchase the next 1,825 new units from Bally for an agreed upon price. As of the date hereof, the Company has not completed the purchase of the 175 machines.

In addition, beginning in January 2007 the Agreement as amended requires the Company to pay royalties monthly based on the number of in-service redemption games during each day of the Agreement’s term or based on a preset annual fee at the Company’s election.

The Company had $2,250,000 remaining due under the amended note at March 31, 2006 and December 31, 2005.

Under the Agreement, the Company will have the right to have Bally provide transition training services so that Company employees may become familiar with the licensed technology. The Agreement also provides fixed pricing for the Company’s (i) purchase of electronic components containing the licensed technology, (ii) purchase of gaming cabinets in which to house redemption games employing the licensed technology, (iii) purchase of materials to convert the redemption games into video lottery terminals and/or Class III gaming machines (i.e., slot machines), and (iv) acquisition from Bally of other services on an hourly basis. The Company recognized an intangible asset representing it rights under the Agreement, which it is amortizing over five years.

Note 6. Related Party Transactions

The Company incurred expenses from a corporation, owned by a former director of the Company and employing another former director and officer of the Company, for rent and consulting services of approximately $11,000 and $28,000 during the three months ended March 31, 2006 and 2005, respectively.

The Company incurred expenses from a corporation, partially owned by the CEO and director of the Company, for consulting services and expense reimbursements of approximately $0 and $25,000 during the three months ended March 31, 2006 and 2005, respectively. The Company’s CEO also serves as a director of the corporation.

Note 7. Significant Customers

Revenues to one customer accounted for 100% of total revenues of discontinued operations during the three months ended March 31, 2006 and revenues to three customers accounted for 74% of total revenues of discontinued operations during the three months ended March 31, 2005.

Note 8. Subsequent Events

Pursuant to the rights included in the Certificate of Designation (as amended), the Company elected to offer shares of the Company’s common stock in lieu of a cash payment for dividends payable on April 1, 2006 to Series B Variable Rate Preferred shareholders. The Company’s board of directors approved a conversion rate of $1.10 per share. As of the date hereof, shareholders representing 86% of the outstanding shares have elected to receive common shares in lieu of cash.

Between May 5 and May 9, 2006, the Company closed on a total of $600,000 of short-term loans. In connection with the borrowings, the Company issued 1,200,000 five year warrants at $1.84 per share. The proceeds of the loans will be used for operating capital.

Note 9. Restatement Reconciliation

The following table reconciles the previously reported amounts to the restated amounts as of and for the year ended December 31, 2005 and March 31, 2006. The Company restated its preferred stock dividends for the year ended December 31, 2005 to recognize a beneficial conversion feature associated with the Series B Variable Rate Convertible Preferred Stock issued on October 27, 2005. The restatement increased additional paid-in capital and increased the accumulated deficit by $3,412,860 at December 31, 2005 and March 31, 2006. The restatement affected the balance sheet only and had no impact on the statement of operations for the quarter (or three months) ended March 31, 2006.

	As Originally Reported	As Restated	Effect of Restatement
December 31, 2005:
Additional paid-in capital	$33,795,207	$37,208,067	$3,412,860
Accumulated Deficit	(30,840,630)	(34,253,490)	(3,412,860)
March 31, 2006:
Additional paid-in capital	$33,948,812	$37,361,672	$3,412,860
Accumulated Deficit	(32,351,755)	(35,764,615)	(3,412,860)